Exhibit 99.1

Mobile-health Network Solutions Announces Closing of City Gate Clinic,

Charts Path Forward in 2025

SINGAPORE, December 24, 2024 – Mobile-health Network Solutions (Nasdaq: MNDR) (“MNDR” or “the Company”), a global leader in telemedicine and digital health innovation, today announced that, due to the Ministry of Health (MOH)’s revocation of the license of the Company’s subsidiary, Manadr Clinic Pte Ltd (the “Unit”), located at Beach Road City Gate, that Unit has now been closed.

The Unit’s revenue from in-person consultations has had a minimal impact on MNDR’s overall business, accounting for less than 2% of the Company’s total FY2024 revenue, and the Unit’s in-person segment has been operating at a loss. As far as the Unit’s teleconsultation operations, majority of the patients who were utilizing these services are now being served by alternative clinics in our network, and MNDR is actively supporting these clinics in providing competent, compassionate, and uninterrupted service to these patients.

This development, however, will not prevent MNDR from carrying out its program of growth and expansion. As we continue our engagement with various clinics and healthcare providers, our teleconsultation revenue has since recovered to approximately 55% of our peak pre-incident. We will continue to engage with our stakeholders through community events and anticipate to recover our teleconsultation within the next 12 months. Our Company is also continuing our rapid geographical expansion beyond the shore of Singapore to APAC and globally and is now present in 28 countries. Most importantly, we are continuing to move ahead with building an AI-powered healthcare platform made simple.

All of these steps, we believe, are bringing us closer to achieving our founding mission of providing the highest quality, comprehensive, near instant, 24/7 global healthcare platform, accessible and affordable to all. This is the mission and the identity that defines us, and we pledge that nothing shall deter us from achieving this goal.

About Mobile-health Network Solutions

Ranked #41 in the Financial Times 2024 listing of 500 High-growth Asia-Pacific Companies, we are the first telehealth provider from the Asia-Pacific region to be listed in the US. Through our platform, we offer personalized and reliable medical attention to users worldwide. Our platform allows our community of healthcare providers to have broader reach to users through virtual clinics without any start-up costs and the ability to connect to a global network of peer-to-peer support groups and partners. Our range of seamless and hassle-free telehealth solutions includes teleconsultation services, prescription fulfillment and other personalized services such as weight management programs and gender-specific care. For more information, please visit our website.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s ability to execute our strategies, manage growth and maintain our corporate culture; the Company’s future business development, financial conditions and results of operations; expectations regarding demand for and market acceptance of our products and services; changes in technology; economic conditions; the growth of the telehealth solutions industry in Singapore and the other international markets the Company plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in Singapore and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and Mobile-health Network Solutions specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

For media inquiries, please contact:
Mobile-health Network Solutions Investor Relations Contact:
2 Venture Drive, #07-06/07 Vision Exchange
Singapore 608526
(+65) 6222 5223
Email: investors@manadr.com

Investor Relations Inquiries:
Skyline Corporate Communications Group, LLC
Scott Powell, President
1177 Avenue of the Americas, 5th Floor
New York, New York 10036
Office: (646) 893-5835
Email: info@skylineccg.com